EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Amplify Energy Corp.:

We consent to the use of our reports dated March 10, 2017, with respect to the consolidated balance sheets of Memorial Production Partners LP and subsidiaries (the “Partnership”) as of December 31, 2016 and 2015, the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2016, and the related consolidated and combined statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 10, 2017 contains an explanatory paragraph that states that the Partnership’s decreased liquidity has adversely impacted the Partnership’s ability to comply with financial debt covenants and raises substantial doubt about its ability to continue as a going concern. The consolidated and combined financial statements of the Partnership do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated and combined financial statements, the statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 2015 have been prepared on a combined basis of accounting.

/s/ KPMG LLP

Houston, Texas

July 20, 2017